Exhibit 21

NATIONAL VISION, INC.

SUBSIDIARY COMPANIES

Jurisdiction of
Name of Subsidiary	Incorporation

NVAL Healthcare Systems, Inc.	Georgia
NVAL Visioncare Systems of California, Inc.	California
International Vision Associates, Ltd.	Georgia
Mexican Vision Associates, S.A. de C.V.	Mexico
Mexican Vision Associates Operadora, S. de R.L. de C.V.	Mexico
Mexican Vision Associates Servicios, S. de R.L. de C.V.	Mexico